Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30, 2013
			Year Ended December 31,

			2012		2011		2010		2009	2008
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investees	$1,728		$3,702		$3,322		$1,481		$(334)	$268
Add:
Fixed charges	341		711		735		743		701	626
Amortization of capitalized interest	15		25		23		20		18	17
Distributions from equity investees	1		1		—		10		—	—
Less:
Interest capitalized	(85)		(221)		(152)		(90)		(105)	(92)
Total earnings	$2,000		$4,218		$3,928		$2,164		$280	$819

Fixed charges:
Interest expense, net	$161		$313		$401		$484		$416	$360
Interest capitalized	85		221		152		90		105	92
Rental expense interest factor (a)	95		177		182		169		180	174
Total fixed charges	$341		$711		$735		$743		$701	$626

Ratio of earnings to fixed charges	5.9	x	5.9	x	5.3	x	2.9	x	(b)	1.3	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.